

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2010

John McFarland, Esq.
Senior Vice President, General Counsel and Secretary
c/o MagnaChip Semiconductor, Inc.
20400 Stevens Creek Boulevard, Suite 370
Cupertino, CA 95014

> **Re: MagnaChip Semiconductor LLC**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed October 4, 2010**
> **File No. 333-165467**

Dear Mr. McFarland:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you registered the offering of guarantees of securities on registration statements 333-168790-09 and 333-168516-09. Please tell us how you will address these offerings upon the "Corporate Conversion" mentioned in your document.

Results of Operations, page 67

2. We note the variances in your operating income (loss) from continuing operations and net income (loss) during the periods presented. Under separate captions, please expand your disclosure to explain clearly to investors the reasons for the variances in your operating income (loss) from continuing operations and net income (loss) for the periods presented. Also disclose any known material trends affecting your operating income (loss) from continuing operations and net income (loss) for the periods presented. Refer to Item 303(b) of Regulation S-K.

Item 16. Exhibits, page II-5

3.   Please revise your exhibit index to reference the specific prior filings where the exhibits incorporated by reference were filed. We note, for example, that you appear to have filed several exhibits incorporated by reference into this registration statement with an amended Form S-4 filed on October 14, 2010. Refer to Regulation S-K Item 10(d).

Exhibit 1.1

4.   We will continue to evaluate your June 16, 2010 responses to comments 1 and 3 from our letter dated June 4, 2010 when you file the amendment and updated version of Exhibit 1.1 mentioned in those responses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Julie Sherman at (202) 551-3640 or Jay Webb, Senior Accountant, at (202) 551-3603 if you have any questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or Tim Buchmiller, Senior Attorney, at (202) 551-3635 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (fax):   Michael J. Reagan, Esq.
             Khoa D. Do, Esq.
             W. Stuart Ogg, Esq.
             Jones Day